R. SEELAUS & CO., LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-31475

FOR THE YEAR ENDED
DECEMBER 31, 2020

(With Report of Independent Registered Public Accounting Firm)

R. SEELAUS & CO., LLC

TABLE OF CONTENTS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of R. Seelaus & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of R. Seelaus & Co., LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of R. Seelaus & Co., LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of R. Seelaus & Co., LLC's management. Our responsibility is to express an opinion on R. Seelaus & Co., LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to R. Seelaus & Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

We have served as R. Seelaus & Co., LLC's auditor since 2017.

Bethlehem, PA

March 27, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

R. SEELAUS & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	163,740
Receivables from clearing organizations		1,436,653
Receivables from non-customers		4,095,143
Receivables from related parties		2,136,466
Securities owned, at fair value		1,041,673
Secured demand notes		1,800,000
Other assets		276,226
Total Assets	$	10,949,901

LIABILITIES AND MEMBER EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	5,727,906
Subordinated borrowings		1,800,000
Total Liabilities		7,527,906
Member equity		3,421,995
Total Liabilities and Member Equity	$	10,949,901

2

Note 1: Organization and Nature of Business

R. Seelaus & Co., LLC (the Company), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a full-service institutional and retail broker-dealer with a sales and trading presence in the corporate debt and equity, municipal debt, and interest rates markets. The Company has distribution channels into a wide range of customers including insurance companies, foundations, pension plans, family offices, hedge funds, mutual funds and high net worth retail households. The Company is a nationally certified Women-Owned Business Enterprise (WBE). The Company's customers are located throughout the United States, with offices in New Jersey, Florida, Connecticut, Massachusetts, and Illinois.

Note 2: Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. All investments as of December 31, 2020 are held at an outside location by a clearing organization.

Traded securities consist principally of municipal and government obligations in order to provide income which is exempt from federal and/or state income taxes for the fixed-income investor. Other heavily traded securities include corporate bonds.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

Income Taxes

The Company was formed on December 31, 2018 and is a limited liability company for federal and state income tax purposes. Accordingly, income and losses of the Company pass through to its member which is taxed as an S Corporation.

Under current federal and state laws, limited liability companies are generally not subject income taxes; therefore, no provision has been made for such taxes in the accompanying financial statements other than nominal fees imposed by the state. For income tax purposes, the Member separately accounts for its share of the Company's items of income, deductions, losses and credits.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2020, there are no unrecognized tax benefits.

Credit losses for receivables

The Company has commissions receivable from clearing organizations which are measured at amortized cost (see Note 4).

The Company adopted ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments on a modified retrospective basis, effective January 1, 2020. The amendments in this Update require a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. The Company evaluates whether an allowance for credit losses is necessary, which represents the portion of the receivable that the Company does not expect to collect over its contractual life, considering past events and reasonable and supportable forecasts of future economic conditions. The Company's allowance for credit losses on its commissions receivable is based on specific collectability facts and circumstances for each outstanding receivable and the associated collection risk.

There was no impact to retained earnings as of January 1, 2020, or to the allowance for credit losses as of December 31, 2020, after adopting Topic 326. The allowance for credit losses as of December 31, 2020 is $0.

The Company does not have any off-balance-sheet credit exposure related to its customers.

4

<u>Offsetting of Financial Assets and Liabilities</u>

Financial assets and liabilities are offset and the net amount is reported on the statement of financial position, when there is a legally enforceable right to set off the recognized amount and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Note 3: Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned:				
State and municipal	$ -	$1,030,413	$ -	$ 1,030,413
Corporate debt	-	10,800	-	10,800
U.S government and agency	23	-	-	23
Other debt securities	-	437	-	437
Totals	$ 23	$ 1,041,650	$ -	$ 1,041,673

There were no liabilities measured as fair value on a recurring basis as of December 31, 2020. There have been no transfers of assets or liabilities within the leveling categories listed above during the year ended December 31, 2020.

To determine the fair value of the securities, market conditions are combined with descriptive information on all the individual securities, including interest rates, payment schedules, ratings, insurance status, call and put schedules and other relevant information. All of these become points in a "matrix" that influence the fair value of the securities.

Note 4: Receivables from Clearing Organization

The receivables from the clearing organization are commissions receivable and clearing deposits. The receivable balance as of December 31, 2020 was $1,436,653.

Note 5: Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2020 are listed below:

Liability pursuant to secured demand
  note collateral agreement, 8% interest
  paid monthly through April 15, 2021
  based on $225,000 balance. Interest
  expense was $18,000 for the year ended
  December 31, 2020 $ 225,000

Liability pursuant to secured demand
  note collateral agreement with a
  stockholder, 5% interest paid monthly
  through May 15, 2021. Interest expense
  was $12,500 for the year ended
  December 31, 2020   250,000

Liability pursuant to secured demand
  note collateral agreement with a
  stockholder, 5% interest paid monthly
  through June 30, 2022. Interest expense
  was $12,500 for the year ended
  December 31, 2020   250,000

Liability pursuant to secured demand
  note collateral agreement with a
  stockholder, 5% interest paid monthly
  through June 30, 2022. Interest expense
  was $3,750 for the year ended
  December 31, 2020   75,000

Liability pursuant to secured demand
  note collateral agreement with a
  stockholder, 5% interest paid monthly
  through June 30, 2022. Interest expense
  was $7,500 for the year ended
  December 31, 2020   150,000

Liability pursuant to secured demand
  note collateral agreement with a
  stockholder, 5% interest paid monthly
  through December 31, 2023. Interest
  Expense was $0 for the year ended
  December 31, 2020   325,000

Liability pursuant to secured demand
  note collateral agreement with a
  stockholder, 5% interest paid monthly
  through December 31, 2023. Interest
  Expense was $0 for the year ended
  December 31, 2020   325,000

Liability pursuant to secured demand
note collateral agreement with a
stockholder, 5% interest paid monthly
through December 31, 2023. Interest
Expense was $0 for the year ended
December 31, 2020   200,000

                                                   $ 1,800,000

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The carrying value of subordinated borrowings approximates fair value.

Note 6: Furniture, Equipment, and Leasehold Improvements, Net

Furniture, equipment, and leasehold improvements are summarized as follows:

Furniture	$	119,279
Office machinery and equipment		392,553
Leasehold Improvements		-
		511,832
Less: Accumulated depreciation		(511,832)
	$	-

Note 7: Income Taxes

The provision for income taxes for the year ended December 31, 2020 of $42 has been provided in the financial statements for state corporate income tax obligations based upon the Company's current tax filing status as a limited liability company. Earnings and losses pass through the Company's Parent which is taxed as an S Corporation, accordingly, the Company will not incur additional income tax obligations. There are no uncertain tax positions as of December 31, 2020. The Company's Parent is no longer subject to examination by taxing authorities for years prior to 2016.

Note 8: Commitments

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2020 and were subsequently settled had no material effect on the financial statements as of that date.

Note 9: Financial Instruments

Fair Value of Financial Instruments

FASB ASC Topic 825, Financial Instruments, requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments. The fair value of the Company's subordinated borrowings approximates the fair value based on the current rates available to the Company for debt with substantially the same characteristics and maturities.

Marketable securities owned and sold not yet purchased, consist of trading and investment securities at market values as follows:

	December 31, 2020	
	Owned	Sold Not Yet Purchased
State and municipal obligations	$ 1,030,413	$ -
Corporate bonds and notes	10,800	-
Obligations of U.S. government	23	-
Other securities	437	-
	$ 1,041,673	$ -

When-Issued Securities

The Company enters into certain transactions involving securities sold on a when-issued basis (when-issued securities). When-issued securities provide for the delayed delivery of the underlying instrument. The market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

When-issued securities transactions are entered into for trading purposes or to economically hedge other positions or transactions and are therefore subject to varying degrees of market and credit risk. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 10: Employee Benefit Plan

The Company maintains a 401(k) plan, which covers substantially all of its full-time employees. The plan permits employees to invest up to 100% of their compensation, subject to IRS annual limitations, in the employee's choice of mutual funds. The Company matches 100% of the first 3% of employee's contributed compensation and 50% of the next 2% of employee's contributed compensation.

Note 11: Related Party Transactions

As of December 31, 2020, the Company has liabilities pursuant to secured demand note collateral agreements with certain stockholders of the Parent which totaled $1,575,000 (see Note 5).

The Company is party to an expense sharing agreement with its Parent, R. Seelaus & Co., Inc. and its affiliated companies, Seelaus Asset Management, LLC and RSC Financial Products, LLC. Under the agreement, the Company utilizes personnel, services and facilities which are contracted by and paid by the Parent and/or its affiliated companies. The Company is charged or charges a varying amount of shared costs with its Parent or affiliated companies based on head count or percentage of actual usage. As of December 31, 2020, the Company has recorded a receivable from its Parent in the amount of $829,606. The Company also has receivables from Seelaus Asset Management, LLC and RSC Financial Products, LLC in the amounts of $1,303,556 and $3,305, respectively.

Note 12: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,225,032 which is $843,172 in excess of required net capital of $381,860. The Company's net capital ratio at December 31, 2020 was 4.68 to 1.

Note 13: Annual Report on Form X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

Note 14: Subsequent events

These financial statements were approved by management and available for issuance on March 27, 2021. Subsequent events have been evaluated through this date.

In accordance with the expense sharing agreement between the Company and its Parent, on December 30, 2020, the Company funded its December 30, 2020 payroll. There was an inadvertent overpayment of this payroll totaling $2,179,903.83. $1,324,902.43 was refunded to the Parent and repaid to the Company by the Parent on December 31, 2020. The remaining $855,001.40 is included in Receivables from Related Parties and is a Non-Allowable Asset as of December 31, 2020. The total receivable amount of $855,001.40 was repaid to the Company by the Parent on the next business day, January 4, 2021.